For Immediate Release

Sears Canada Seeks Creditor Protection to Pursue Restructuring Plan

Toronto, ON, June 22, 2017 - Sears Canada Inc. (“Sears Canada” or the “Company”) (TSX: SCC; NASDAQ: SRSC) today announced that Sears Canada and certain of its subsidiaries (the “Sears Canada Group”) have applied to the Ontario Superior Court of Justice (Commercial List) for protection under the Companies’ Creditors Arrangement Act (“CCAA”), in order to continue to restructure its business.

Sears Canada Reinvention Continues

Over the past 18 months, Sears Canada embarked on a reinvention plan that has now begun to gain traction with customers. Sears Canada rebuilt its front and back-end technology platform, redefined its brand positioning, revamped its product assortment, and rebooted its customer experience and service standards. The new product assortment is reflected in two pillars, The Cut @ Sears, which offers designer labels at everyday value prices, and the Sears Label, which offers premium quality and enduring styles, also at everyday value prices. The customer experience was reinvented, both online, with a newly designed site built in-house by a new technology team, and in-store with a new format called Sears 2.0. Sears Canada also redefined its customer service standards to be best-in-class, and launched a new store in downtown Toronto to showcase its reinvention to an entirely new audience.

The Company’s hard work to bring its vision to reality is reflected in reported growth in same store sales in its two most recently completed quarters. Sears Canada believes this indicates that the new brand positioning is starting to resonate with consumers. The brand reinvention work Sears Canada has begun requires a long-term effort, but the continued liquidity pressures facing the Company as well as legacy components of its business are preventing it from making further progress and from restructuring its legacy assets and businesses outside of a CCAA proceeding. If granted, the Sears Canada Group will work to complete its restructuring in a timely fashion and hopes to exit CCAA protection as soon as possible in 2017, better positioned to capitalize on the opportunities that exist in the Canadian retail marketplace.

About Sears Canada

Sears Canada Inc. is an independent Canadian digital and store-based retailer and technology company whose head office is based in Toronto. Sears Canada's unique brand format offers premium quality Sears Label products, designed and sourced by Sears Canada, and of-the-moment fashion and home décor from designer labels in The Cut @ Sears. Sears Canada also has a top ranked appliance and mattress business in Canada. Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers. Information can be found at sears.ca/reinvention. Sears Canada operates as a separate entity from its U.S.- based co-founder, now known as Sears Holdings Corp. based in Illinois. Sears Canada’s shares trade on the TSX (SCC) and NASDAQ (SRSC).

Forward Looking Information

Certain matters set forth in this news release, including but not limited to statements with respect to the CCAA application and proceedings, the restructuring process, and the Sears Canada Group’s ability to meet its obligations are forward looking. These forward-looking statements reflect management’s current views and are based on certain assumptions, including assumptions as to future operating conditions and courses of action, restructuring alternatives, economic conditions, and other factors that management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the risk that the restructuring may be protracted as well as those risks and uncertainties identified under the heading “Risks and Uncertainties” in Sears Canada’s management’s discussion and analysis for the 52-week period ended January 28, 2017, and for the 13-week period ended April 29, 2017, available at www.sedar.com. These forward-looking statements are made as at the date of this news release, and the

Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances.

For more information regarding the Sears Canada Restructuring

Media contact:

Joel Shaffer
416-649-8006
jshaffer@longviewcomms.ca

Peter Block
416-649-8008
pblock@longviewcomms.ca